Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2006	2007	2008	2009	2010
Income (loss) from continuing operations before income taxes	$41,531	$22,209	$(133,076)	$16,035	$(1,630)
Fixed charges:
Interest expense	5,028	5,012	1,537	4	43
Interest relating to rental expense (1)	5,790	6,339	5,314	2,438	2,533

Total fixed charges	10,818	11,351	6,851	2,442	2,576

Earnings available for fixed charges	$52,349	$33,560	$(126,225)	$18,477	$946

Ratio of earnings to fixed charges	4.84	2.96	N/A (2)	7.57	0.37

(1)	The representative interest portion of rental expense was deemed to be one- third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 which was deemed to be all interest.
(2)	For the year ended December 31, 2008 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for the year was $133.1 million.